March 15, 2011


11006243

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wentworth Energy, Inc.
Incoming letter dated March 11, 2011

Based on the facts presented, the Division will not object if Wentworth Energy stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2010. In reaching this position, we note that Wentworth Energy has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Wentworth Energy will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Mail Stop 4561

Heath C. Trisdale
Brewer & Pritchard
A Professional Corporation
Attorneys & Counselors
Three Riverway, 18th Floor
Houston, Texas 77056

Re: Wentworth Energy, Inc.

Dear Mr. Trisdale:

In regard to your letter of March 11, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Brewer & Pritchard
A PROFESSIONAL CORPORATION
ATTORNEYS & COUNSELORS

Three Riverway, 18th Floor
Houston, Texas 77056
Tel: (713) 209-2950
Fax: (713) 659-5302
Email: info@BPLaw.com
Website: www.BPLaw.com

March 11, 2011

Rule 12h-3 of the Securities Act of 1934;
Section 15(d) of the Securities Exchange Act of 1934

Via E-mail

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

E-MAIL:CFLETTERS@SEC.GOV

Re: Wentworth Energy, Inc. (Commission File No. 000-32593)

Ladies and Gentlemen:

On behalf of Wentworth Energy, Inc., a Oklahoma corporation (the "Company"), we are writing to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs in our view that the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") during the fiscal year ended December 31, 2010 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file with the Commission periodic and current reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its Form 10-K Annual report for the fiscal year to ended December 31, 2010. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file the Form 10-K for the year ended December 31, 2010 and any other reports required by Section 15(d) for the year ended December 31, 2010.

Background

The Company was incorporated under the laws of the State of Oklahoma on October 31, 2000. It is an exploration and production company engaged in oil and gas exploration and production primarily in the East Texas area. The Company is current in all of its reporting obligations under the Exchange Act through the date of this letter. The Company's fiscal year ends on December 31 of each year. As of March 11, 2011, the Company had 271,596,475 shares of common stock, par value $0.001 ("Common Stock") outstanding held by 85 shareholders of record. The Company's next periodic report, its Form 10-K for its fiscal year ended December 31, 2010, is due to be filed with the Commission on or before March 31, 2011.

The Registration Statements on Form S-8 identified above were automatically updated in 2010 pursuant to Section 10(a)(3) of the Securities Act upon the filing of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2009. As a result of the filing and automatic updating of the registration statements on Form S-8, the Company has reporting obligations under Section 15(d) of the Exchange Act.

On February 23, 2011 the Company filed a post-effective amendment on Form S-8 to the 2005 Registration Statement to deregister all securities remaining unsold under the 2005 Registration Statement. On that same date, the Company also filed a post-effective amendment on Form S-8 to the 2006 Registration Statement to deregister all securities remaining unsold under the 2006 Registration Statement. Both post-effective amendments are effective. No shares of Common Stock have been issued or sold under the Registration Statements during 2009 or 2010.

The Company is not required by any indenture or any other documents to submit, provide, furnish or file reports under the Exchange Act with the Commission, the Trustee or any other third party during the time period in which the Company seeks to avail itself of the suspension provided by Rule 12h-3, and, once a Form 15 is filed with the Commission to suspend the Company's duty to file reports under Section 15(d), the Company will not do so on a voluntary basis or otherwise.

Discussion

The undersigned respectfully submits that, upon filing of the Form 15, the Company should be granted a suspension of its duties to file reports under Section 15(d) of the Exchange Act. Additionally, the undersigned respectfully submits that Rule 12h-3(c) should not be interpreted in a manner so as to require the Company to file future reports, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, despite the fact that during the Company's 2010 fiscal year, it had registration statements that were required to be updated pursuant to Section 10(a)(3) of the Securities Act.

Pursuant to Rule 12g-4(a) under the Exchange Act, an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is currently eligible to deregister its Common Stock under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligations. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and meets the criteria set forth in Rule 12h-3(b) as the Common Stock is held by record by less than 300 stockholders. The Company represents that the Common Stock will be held by record of less than 300 stockholders on the date that the Form 15 is filed.

However, Rule 12h-3(c) under the Exchange Act renders the suspension to file reports inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the

Securities Act. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's Annual Report on Form 10-K, filed with the Commission on April 15, 2010 with respect to its 2009 fiscal year, had the technical effect of updating the Registration Statements by reference under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See *also* Mexican Restaurants, Inc. (available January 11, 2011); Tix Corporation (available November 3, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008). The Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. See *e.g.*, Mexican Restaurants, Inc. (available January 11, 2011); Tix Corporation (available November 3, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008).

The Company respectfully submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no sales have occurred under the Registration Statements during 2010. Indeed, the last sale of the Common Stock under the 2005 Registration Statement was made in the Company's 2005 fiscal year, and the last sale of the Common Stock under the 2006 Registration Statement was made in the Company's 2006 fiscal year. All shares of the Common Stock to be sold pursuant to the Registration Statements upon the exercise of certain stock options have either been issued, or the options have otherwise expired pursuant to their terms. As stated above, the Company has filed post-effective amendments to 2005 Registration Statement or the 2006 Registration Statement, which were declared effective on February 23, 2011. As there will be no future purchasers of the securities under the Registration Statements, the protection of Section 15(d) will no longer be necessary.

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. See *e.g.*, PureDepth, Inc. (available March 8, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); InterLink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008). Moreover, the Staff has granted no-action relief and permitted issuers to file a Form 15 in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. See *e.g.*, Mexican Restaurants, Inc. (available January 11, 2011); Tix Corporation (available November 3, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August

13, 2008).
The Company satisfies each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), the Company has filed all reports required by Section 13(a) for its three most recent fiscal years and for the interim periods in its current fiscal year, and (ii) in accordance with Rule 12h-3(b)(1)(i), the Company has fewer than 300 shareholders of record (85 as of March 11, 2011).

The continued preparation of periodic and current reports would impose a financial burden on the Company and would involve significant management efforts. Management has estimated that the Company's annual costs relating to its reporting obligations is approximately $105,000. Such burdens and efforts are disproportionate to the number of record holders. Additionally, the Company reported a net loss of $6,115,478 for the nine months ended September 30, 2010, and net losses of $10,078,577 and $40,275,100 for its 2009 and 2008 fiscal years, respectively. The Company believes that the funds spent to prepare and file the required periodic and current reports, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and to otherwise ensure compliance with the Commission's rules and regulations, and the legal and administrative time spent in connection with these reports and compliance matters, could be used more effectively and in a manner more accretive to the Company's shareholders by devoting such funds and attention to internal projects intended to increase shareholder returns. Under the circumstances, the financial and other costs associated with preparing and filing the Form 10-K and other required periodic and current reports are unnecessary and excessively burdensome, particularly in light of the relatively limited benefits that the Company's shareholders and the investing public are likely to receive through its filings. Accordingly, it is the Company's view that the benefit to the current shareholder base is outweighed by the excessive cost to the Company of being required to file the Form 10-K and other periodic and current reports.

Conclusion

We respectfully request, for the foregoing reasons and on behalf of the Company, that the Staff confirm that it concurs with the Company's view that the updating of the Registration Statements on Form S-8 pursuant to Securities Act Section 10(a)(3) during the fiscal year ended December 31, 2010 would not preclude the Company from utilizing Exchange Act Rule 12h-3 to suspend the Company's duty to file periodic and current reports under Section 15(d) of the Exchange Act for the fiscal year ended December 31, 2010. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file such periodic and current reports.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously the termination of its registration of its Common Stock under Section 12(g) of the Exchange Act and the suspension of its obligations to file periodic and current reports under Section 13(a) and Section 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Exchange Act Rule 12h-3.

Due to the expense, time and effort involved in preparing and filing the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (which will have to commence long before the March 31, 2011 deadline), we respectfully request that the Company's request be given expedited consideration. If the Staff has any questions with respect to this request or requires additional information, please contact the undersigned (Trisdale@bplaw.com; 713-209-2917). If the Staff disagrees with any of the statements expressed herein, the undersigned respectfully requests the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter.

Very truly yours,

/s/ Heath C. Trisdale

Heath C. Trisdale
Brewer & Pritchard, PC
Three Riverway, Suite 1800
Houston, Texas 77056